                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             On2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,958,572**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents (1) 1,600,000 shares of Common Stock directly beneficially owned by TIC, (2) 400,000 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2 Technologies, Inc. (the "Company"), (3) options to purchase 30,000 shares of Common Stock, (4) 3,571,429 shares of the Company's Series C-VI Preferred Stock, no par value ("Series C-VI Preferred") and (5) 5,357,143 warrants ("Series C-VI Warrants"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred"). Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock. Each share of Series C-VI Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-VI Warrant may be exchanged for one share of Common Stock at an exercise price of $0.56 per share, subject to certain terms and conditions.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,160,097**

                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,160,097**

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,160,097**

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11%**

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 3,104,717 shares of Common Stock directly beneficially owned by Travelers Indemnity and (2) 2,055,380 shares of Common Stock indirectly beneficially owned by Travelers Indemnity through ownership of 1,644,304 shares of Series C Convertible Preferred Stock ("Series C Preferred") and Warrants ("Series C Warrants") to purchase up to 12.5%, or 411,076 shares, of Common Stock.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,160,097**

                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,160,097**

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,160,097**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 4 of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Inc. ("TIGI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,118,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,118,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,118,669**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,118,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,118,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,118,669**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D             Page 6 of 13 Pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,118,669**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,118,669**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,118,669**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.4%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D                 Page 7 of 13 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0

                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       16,127,429**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0

                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       16,127,429**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              16,127,429**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              34.5%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.

SCHEDULE 13D

This Amendment No. 3 to a Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000 and Amendment No. 2 filed on July 23, 2001, relates to the Common Stock, par value $0.01, of On2 Technologies, Inc., formerly known as On2.com, Inc. (the "Company"). Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows.

      TRAVELERS INDEMNITY AND TIC

         Amendment No. 2 to the Schedule 13D, which was filed on July 23, 2001, states (i) that Travelers Indemnity purchased 3,571,429 units (the "Units") from the Company on July 18, 2001 for an aggregate purchase price of $2 million ($0.56 per Unit), (ii) that each Unit consists of
         (a) one share of the Company's Common Stock and (b) one warrant to purchase 1.5 shares of Common Stock (the "Warrants"), (iii) that Travelers Indemnity may convert the Warrants into Common Stock at any time at an exercise price of $0.56 per share of Common Stock, (iv) that the Warrants expire on July 18, 2005, and (v) that the source of funds for the acquisition was Travelers Indemnity's working capital. However, the Units reported in Amendment No. 2 were acquired by TIC, not Travelers Indemnity. Amendment No. 2 correctly states all other terms and conditions relating to TIC's acquisition of the Units on July 18, 2001. The source of funds for TIC's acquisition of the Units was TIC's working capital.

         On August 17, 2001, TIC and the Company entered into a Preferred Stock Subscription Agreement (the "Subscription Agreement") pursuant to which
         (i) TIC agreed to tender the Units to the Company and (ii) the Company agreed to cancel the Units and issue to TIC (a) 3,571,429 shares of Series C-VI Preferred Stock, no par value ("Series C-VI Preferred") and
         (b) 5,357,143 warrants ("Series C-VI Warrants"). Each share of Series C-VI Preferred is non-voting and may be converted into one share of Common Stock without additional consideration at any time after February 11, 2002 (or earlier, under certain circumstances - see Exhibit C of the Subscription Agreement). Each Series C-VI Warrant may be converted into one share of Common Stock at an exercise price of $0.56 per share at any time during the period commencing February 11, 2001 and ending August 10, 2005 (or earlier, under certain circumstances - see Exhibit B of the Subscription Agreement). According to the terms of the Subscription Agreement, TIC and the Company agreed to treat the funds TIC used to acquire the Units as the consideration for TIC's acquisition of the Series C-VI Preferred shares and Series C-VI Warrants.

         Item 4.     PURPOSE OF TRANSACTION.

      The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

         TIC acquired the Series C-VI Preferred shares and Series C-VI Warrants for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability


                               Page 8 of 13 pages
         of funds, alternative uses of funds and general economic conditions), TIC and Travelers Indemnity may from time to time purchase additional securities of the Company or dispose of all or a portion of their investments in the Company.

         Item 5.     INTEREST IN SECURITIES OF THE COMPANY.

        The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows.

         The percentages calculated in this Item 5 are based upon 46,782,576 shares of Common Stock outstanding, including (1) 35,368,624 shares of Common Stock outstanding as of August 10, 2001 (as reported in the Company's Form 10-QSB that was filed on August 14, 2001), (2) 9,358,572 shares of Common Stock issuable to TIC and (3) 2,055,380 shares of Common Stock issuable to Travelers Indemnity.

      TIC

         On July 11, 2000, the Company granted to Jack L. Rivkin, an employee of an affiliate of Travelers Indemnity and TIC a member of the Company's Board of Directors, options to purchase 30,000 shares of Common Stock at $6 per share. The options vest as follows: (i) 10,000 shares on July 11, 2001; (ii) 10,000 shares on July 11, 2002; and (iii) 10,000 shares on July 11, 2003. In accordance with Citigroup's corporate policy, Mr. Rivkin assigned his interest in the options to TIC.

         The following information is being provided as of August 24, 2001 with respect to TIC's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   10,958,572

                (b)      Percent of Class:                            23.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0

                        (ii)     shared power to vote or direct

                                 the vote..........................   10,958,572

                        (iii)    sole power to dispose or to direct

                                 the disposition of................   0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................  10,958,572

      Travelers Indemnity

      The following information is being provided as of August 24, 2001 with respect to Travelers Indemnity's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   5,160,097

                (b)      Percent of Class:                            11%


                               Page 9 of 13 pages

                  (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0

                        (ii)     shared power to vote or direct

                                 the vote..........................   5,160,097

                        (iii)    sole power to dispose or to direct

                                 the disposition of................   0

                        (iv)     shared power to dispose or to direct

                                    the disposition of..............  5,160,097

      TAP

      The following information is being provided as of August 24, 2001 with respect to TAP's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   5,160,097

                (b)      Percent of Class:                            11%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0

                        (ii)     shared power to vote or direct

                                 the vote..........................   5,160,097

                        (iii)    sole power to dispose or to direct

                                 the disposition of.................  0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................  5,160,097


      TIGI

      The following information is being provided as of August 24, 2001 with respect to TIGI's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   16,118,669

                (b)      Percent of Class:                            34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0


                               Page 10 of 13 pages

                        (ii)     shared power to vote or direct

                                 the vote..........................   16,118,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................   0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................  16,118,669


         PFS

      The following information is being provided as of August 24, 2001 with respect to PFS's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   16,118,669

                (b)      Percent of Class:                            34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0

                        (ii)     shared power to vote or direct

                                 the vote..........................   16,118,669

                        (iii)    sole power to dispose or to direct

                                 the disposition of................   0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................   16,118,669

      Associated Madison

      The following information is being provided as of August 24, 2001 with respect to Associated Madison's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   16,118,669

                (b)      Percent of Class:                            34.4%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................   0

                        (ii)     shared power to vote or direct

                                 the vote..........................   16,118,669


                               Page 11 of 13 pages

                        (iii)    sole power to dispose or to direct

                                 the disposition of................   0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................   16,118,669


         Citigroup

      The following information is being provided as of August 24, 2001 with respect to Citigroup's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   16,127,429

                (b)      Percent of Class:                            34.5%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................     0

                        (ii)     shared power to vote or direct

                                 the vote........................     16,127,429

                        (iii)    sole power to dispose or to direct

                                 the disposition of..............     0

                        (iv)     shared power to dispose or to direct

                                 the disposition of..............     16,127,429


         Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           EXHIBIT          DESCRIPTION
                           -------          -----------

                           A Preferred Stock Subscription Agreement, dated as of August 10, 2001, by and among On2 Technologies, Inc. and The Travelers Insurance Company (incorporated as an exhibit hereto by reference to Exhibit 5.1 on Form 8-K/A filed by On2
                                            Technologies, Inc. with the
                                            Securities and Exchange Commission
                                            on August 23, 2001).

                           B Investor Rights Agreement, dated as of August 10, 2001, by and among The Travelers Insurance Company and On2 Technologies, Inc. (incorporated as an exhibit hereto by reference to
                                            Exhibit 5.2 on Form 8-K/A filed by
                                            On2 Technologies, Inc. with the
                                            Securities and Exchange Commission
                                            on August 23, 2001).


                               Page 12 of 13 pages

         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      August 27, 2001

      THE TRAVELERS INDEMNITY COMPANY


      By:    /s/ Daniel W. Jackson
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary


      THE TRAVELERS INSURANCE COMPANY


      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title:  Assistant Secretary


      TRAVELERS PROPERTY CASUALTY CORP.


      By:    /s/ Daniel W. Jackson
          ---------------------------
      Name: Daniel W. Jackson
      Title:  Assistant Secretary


      TRAVELERS INSURANCE GROUP INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      PFS SERVICES, INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      ASSOCIATED MADISON COMPANIES, INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


      CITIGROUP INC.


      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


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